5215 W. Laurel Street Tampa, FL 33607 Tele: (813)876-1776 Fax: (813) 870-1921

October 15, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Effie Simpson

Re:	Odyssey Marine Exploration, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2012 (the “Form 10-K”)

Filed March 12, 2013

SEC File No.: 001-31895

Dear Ms. Simpson:

The purpose of this letter is to respond to the Staff’s comment letter of September 11, 2013 (as supplemented by the Staff’s letter of October 7, 2013, the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations Costs and Expenses, page 16

Consolidated Statements of Income, page 34

1.	We note your brief discussion regarding cost of sales indicating that the decrease is attributed to fewer coin sales in 2012 versus 2011. However, given that $3.7 million of the increase in Artifact sales and other revenue pertains to silver sales, we are unclear as to why cost of sales was not materially impacted in connection with the related revenue increase. Please explain to us and revise your disclosure to explain why costs of sales did not experience an increase as a result of the increased silver sales during 2012.

Cost of sales consists of shipwreck recovery costs, grading, conservation, packaging, and shipping costs associated with artifact and merchandise sales. The $3.7 million you refer to was other revenue from the recovery and sale (on behalf of the United Kingdom Government (the “UKG”) of bulk commodity silver, not sales of coins or artifacts from inventory. We did not have cost of sales with respect to the sale of the bulk commodity silver because we did not own the silver. Instead, it was owned by the UKG and sold on behalf of the UKG. Although we are entitled to a portion of the proceeds from the sale of the silver, and the UKG reimburses our operating expenses related to its recovery, these operating expenses are not included in cost of sales.

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We do not believe that revising the disclosure as suggested in the Comment Letter would materially change the disclosure already in the Form 10-K. Accordingly, we would respectfully request that Odyssey not be required to amend the disclosure in the Form 10-K. Nonetheless, Odyssey will revise the disclosure in future filings to include language that explains why an increase in other revenue associated with the recovery and sale (on behalf of the UKG) of bulk commodity silver does not cause a related increase in cost of sales.

2.	We note from the discussion included in the last paragraph on page 16 that the decrease in operating and research expenses that occurred from 2011 to 2012 was due to a recoupment of Gairsoppa total project search and recovery costs of $17.8 million which have been recovered based upon silver proceeds from the project in 2012. Please tell us and explain in MD&A and the notes to your financial statements the nature and amount of the costs that you are entitled to recover under the terms of your arrangement for this project. Also, please disclose the amounts received under this arrangement during each period presented in your financial statements and explain how you recognize and account for the amounts received in your financial statements.

Under our agreement with the United Kingdom Government for the Gairsoppa shipwreck, any proceeds from the recovery of the government-owned shipwreck cargo are first applied as a reimbursement to Odyssey for its search and recovery expenses related to the project. Any remaining net proceeds from the silver owned by the United Kingdom Government are then split 20/80 between the government and Odyssey, respectively. In 2012, the proceeds from the silver sale were sufficient to fully reimburse Odyssey’s expenses and to provide net proceeds that were split between the two parties. In 2012, the United Kingdom Government reimbursed Odyssey for a total of $17.8 million related to the successful Gairsoppa project. The $17.8 million of search and recovery expenses for the Gairsoppa project consisted of $14.9 million of vessel-related expenses (ships’ crew, provisions, port fees and charter expenses), $1.7 million for fuel, $.4 million for specialized equipment and administrative expenses of $.8 million. These Gairsoppa project expenses were credited to operating expense (“Operations and research”) in 2012 because the recovery occurred and monetization was certain during 2012.

We do not believe that adding the disclosure suggested in the Comment Letter would materially change the disclosure in the Form 10-K, which already includes disclosure of the total amount. Accordingly, we would respectfully request that Odyssey not be required to amend the Form 10-K to add the additional disclosure. Nonetheless, Odyssey will revise the disclosure in future filings to include language that states the nature and amount of the costs we are entitled to recover under the terms of the arrangement for this project, discloses the amounts received under this arrangement during each period presented in our financial statements, and explains how we recognize and account for the amounts received in our financial statements.

3.	In a related matter, we note from the discussion in the last paragraph on page 18 that the favorable income statement impact was $25.4 million from the Gairsoppa project in 2012. Please tell us and revise your discussion in MD&A to explain the nature and amounts of the various components (i.e., revenues received, cost reimbursements, deferred revenues recognized, etc.) comprising this favorable income statement income. As part of your response and your revised disclosure, you should also explain how these various components are recognized and accounted for in your consolidated financial statements.

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The favorable income statement impact of $25.4 million is comprised of a credit to operating expenses of $17.8 million related to the reimbursed search and recovery expenses under the caption “Operations and research,” $3.7 million of other revenue representing our contractual share of proceeds for the recovered bulk commodity silver and $3.9 million of deferred revenue upon satisfaction of our agreement with Galt recognized in 2012 as other revenue.

We do not believe that adding the disclosure suggested in the Comment Letter would materially change the disclosure already in the Form 10-K, particularly because these items are explained elsewhere in the Form 10-K. Accordingly, we would respectfully request that Odyssey not be required to amend the Form 10-K to add the additional disclosure. Nonetheless, Odyssey will revise the disclosure in future filings to explain the nature and amounts of the various components and how these various components are recognized and accounted for in our consolidated financial statements.

Other Income or Expense, page 17

4.	Given the material amount of gains and losses recognized on changes in the fair value of derivative liabilities during all periods presented in your statements of operations, please revise MD&A to explain the facts or circumstances and related changes in assumptions that resulted in these significant gains and losses during all periods presented in your financial statements. MD&A included in your quarterly reports on Form 10-Q should be similarly revised.

Year Ended 2011 Compared to 2010

The favorable impact of fair value of derivative instruments of $8.6 million was primarily a result of redemptions in 2012 compared to 2011 ($4.7 million) and change in stock price ($3.8 million).

Year Ended 2012 Compared to 2011

The unfavorable impact of fair value of derivative instruments of $1.3 million was a result of the effect of redemptions of Senior Convertible Notes ($3.7 million) and change in stock price ($1.3 million), offset in part by favorable changes in stock price volatility ($2.5 million) and the Additional Note and warrants issued in 2012 ($1.1 million).

Three Months Ended March 31, 2013 Compared to 2012

The unfavorable impact of fair value of derivative instruments of $.8 million was predominantly the change in stock price.

Six Months Ended June 30, 2013 Compared to 2012

The favorable impact of fair value of derivative instruments of $5.2 million was predominantly the change in stock price ($3.7 million) and stock price volatility ($1.3 million)

Our changes in assumptions in our derivative model did not have a material impact on the change in fair value of the related derivative instruments.

Although the reasons for the changes in the fair value of derivative instruments are not quantified, the MD&A does reference the Note to the Financial Statements which does include the reasons. Therefore, we do not believe revising the disclosures as suggested in the Comment letter would

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materially change the disclosures already included in the Forms 10-K and 10-Q. Nonetheless, Odyssey will revise the disclosure in future filings to quantify significant changes in the fair value of derivative instruments.

Consolidated Statements of Changes in Shareholders’ Equity page 35

Consolidated Statement of Cash Flows, page 36

5.	We note that the proceeds from common stock issued for cash during 2012 and 2011 as reflected in your consolidated statement of changes in shareholders’ equity do not agree to the amounts reflected in your consolidated statements of cash flows for these periods. Please reconcile and revise these disclosures.

The 2011 difference between the Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Stockholders’ Equity for proceeds from common stock issued is $229,500. This amount consists of $10 for par value on common stock and $229,490 additional paid in capital from warrants exercised for cash and captioned as “Common stock issued on convertible instruments” and reported on the Statement of Changes in Shareholders’ Equity.

The 2012 difference between the Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Stockholders’ Equity for proceeds from common stock issued for cash is $820,875. This amount consists of $48 for par value on common stock issued and $820,827 additional paid in capital from warrants exercised and captioned on the Statement of Changes in Stockholders Equity as “Common stock issued on convertible instruments”.

We do not believe that revising the disclosure as suggested in the Comment Letter would materially change the disclosure already in the Form 10-K. Accordingly, we would respectfully request that Odyssey not be required to amend the disclosure in the Form 10-K.

Note A. Organization and Summary of Significant Accounting Policies, page 38

Revenue Recognition and Accounts Receivable

6.	We note from the disclosure included on page 16 of MD&A that revenue recognized during 2012 included revenue from the Gairsoppa project. We further note that this revenue included $3.7 million related to silver sales and $3.9 million related to revenue from deferred income that represented revenue participation rights earned from the Galt Resources investment. Please tell us and revise your revenue recognition policy included in your summary of significant accounting policies to explain how you are recognizing each of these types of revenue in your consolidated financial statements. Your response and your revised disclosures should also explain the types of costs incurred in connection with generating these types of revenues and should also explain how the related costs are being recognized in your consolidated financial statements.

Revenue from product sales is recognized at the point of sale when legal title transfers. Legal title transfers when product is shipped or is available for shipment to customers. Costs of goods sold is recorded for product sales in the period the corresponding revenue is recognized.

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In accordance with Topic A.1. in SAB 13: Revenue Recognition, exhibit and expedition charter revenue is recognized ratably when realized and earned as time passes throughout the contract period as defined by the terms of the agreement. Expenses related to the exhibit and expedition charter revenue are recorded as incurred and presented under the caption “Operations and research” on our Consolidated Statements of Income.

Other revenue of $3.2 million consists of our fees related to the recovery of bulk silver bullion from the Gairsoppa project that exceeds the directly related operating and recovery expenses. We recognize revenue when we complete our contractual obligation to deliver the silver bullion to the refining agent and the amount of revenue is reasonably assured based on the London Bullion Market rates. Operating and recovery expenses incurred in connection with the silver bullion fees consisted of $14.9 million of vessel-related expenses (ships’ crew, provisions, port fees and charter expenses), $1.7 million for fuel, $.4 million for specialized equipment and administrative expenses of $.8 million incurred during 2011 and 2012. These expenses were charged to the consolidated Statements of Income as incurred and subsequently reimbursed per our contract and recorded as a benefit (credit to expense) during 2012.

Other revenue also includes our recognition of deferred revenue of $3.9 million related to revenue participation rights we previously sold to an investor. Upon receipt of funds payable to Galt for their revenue participation rights, we recognized revenue based upon the percent of Galt-related proceeds from the sale of silver as a percentage of total proceeds that Galt could earn under the revenue participation agreement ($15 million).

Under our agreement with the United Kingdom Government for the Gairsoppa project, any proceeds from the recovery of the government-owned silver cargo are first applied as a reimbursement to Odyssey for its search and recovery expenses related to the project. Any remaining net proceeds from the silver owned by the United Kingdom Government are then split 20/80 between the government and Odyssey, respectively. In 2012, the proceeds from the silver sales were sufficient to fully reimburse Odyssey’s expenses and to provide net proceeds that were split between the two parties. The Gairsoppa project revenue recognized by Odyssey in 2012 resulted from Odyssey’s share of the net proceeds from the sale of the recovered silver bullion that belonged to the United Kingdom Government. The United Kingdom Government reimbursed Odyssey for all of the expenses incurred by Odyssey to recover the government’s silver. Accordingly, Odyssey applied the expense reimbursement against its search and recovery expenses in the Odyssey 2012 Consolidated Statement of Income under the caption “Operating Expenses: Operations and Research.”

Bad debts are recorded as identified and, from time to time, a specific reserve allowance will be established when required. A return allowance is established for sales that have a right of return. Accounts receivable is stated net of any recorded allowances.

We do not believe that revising the disclosure as suggested in the Comment Letter would materially change the disclosure already in the Form 10-K. Accordingly, we would respectfully request that Odyssey not be required to amend the disclosure in the Form 10-K. Nonetheless, Odyssey will revise the disclosure in future filings to include language that explains the recognition of revenue for bulk silver bullion and that explains how Odyssey recognizes deferred revenue for amounts that Galt earns under the revenue participation agreement and for the expenses that Odyssey is reimbursed for under our agreement with the United Kingdom Government for the Gairsoppa project.

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Note J – Investment in Unconsolidated Entity, page 44

7.	We note the disclosure included in Note J which indicates that during 2011, the Company earned 2,066,600 shares of NMI’s Class B non-voting common shares in exchange for marine services relating to deep-sea mining. Please tell us and revise Note J to explain how you valued and accounted for the shares received in this transaction during 2011.

In 2011, we performed charter services for NMI, and a portion of our fees were paid with 2,066,600 shares of NMI’s Class B non-voting stock. The compensated amount related to these shares was $4,523,100, of which $1,000,000 was settled with 1,000,000 shares ($1.00 per share), and the remaining $3,523,100 was settled with 1,066,600 shares ($3.50 per share). In each case, the value of the NMI Class B non-voting shares was determined through negotiations between us and NMI based on recent NMI private placement sales of stock to third party investors. Accordingly, the $4,523,100 was accounted for as an increase to our investment in NMI and written down based upon our share of NMI’s loss and the equity method of accounting.

We do not believe that adding the disclosure suggested in the Comment Letter would materially change the disclosure already in the Form 10-K because doing so would only add background detail but not change the meaning of the existing disclosure. Accordingly, we would respectfully request that Odyssey not be required to amend the Form 10-K to add the additional disclosure. Nonetheless, Odyssey will revise the disclosure in future filings to explain how we valued and accounted for the shares received in the transaction during 2011.

8.	We note the disclosure included in Note J which indicates that during 2011, you executed a debt conversion agreement with NMI, whereby you converted $2,500,000 of the debt owed to you into 2,500,000 shares of NMI Class B non-voting shares. Please tell us and revise Note J to explain how you valued and accounted for the NMI Class B non-voting shares that were received in this transaction. As part of your response and your revised disclosure, please indicate whether any gain or loss was recognized in the Company’s financial statements in connection with this transaction.

In 2011, NMI’s shares were valued at $1.00 based on their most recent capital raise when we executed the debt conversion agreement with them whereby we converted $2,500,000 of the debt owed to us for 2,500,000 shares of NMI Class B non-voting common stock. This $2,500,000 is part of the total debt NMI assumed from Dorado Ocean Resources, Ltd as disclosed in our Note J of our Form 10-K. All debt was reserved for at 100% in 2010. Thus the $2,500,000 portion of the debt owed to Odyssey had a book basis of zero. When Odyssey received the 2,500,000 shares as settlement of this accounts receivable, we took the position that the shares received would have a carryover basis of zero until Odyssey could convert the shares to cash. Accordingly, no gain or loss was recognized in our financial statements in connection with this transaction. We do not believe that adding the disclosure suggested in the Comment Letter would materially change the disclosure already in the Form 10-K because doing so would only add background detail but not change the meaning of the existing disclosure. Accordingly, we would respectfully request that Odyssey not be required to amend the Form 10-K to add the additional disclosure. Nonetheless, Odyssey will revise the disclosure in future filings to explain how we valued and accounted for the shares received in the transaction during 2011.

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9.	We note the disclosure included in Note J which indicates that at December 31, 2012, there is a known loss of $959,000, which is as of December 31, 2011, of DOR (NMI) that has not been recognized in your income statement because these losses exceeded your investment. We further note from your quarterly report on Form 10-Q for the quarter ended June 30, 2012 that your share of DOR (NMI)’s unrecognized losses totaled $7.2 million at June 30, 2013. Please tell us and revise your disclosures in Note J to clearly explain why you are not continuing to recognize any losses relative to your investment in this entity. As part of your revised disclosure, please indicate whether your investment in this entity has been reduced to zero through your recognition of prior losses and indicate whether you have any obligation to continue to support or finance this entity’s operations as outlined in ASC 232-10-35-19.

Our investment basis in NMI has a carrying value of zero as a result of the recognition of our share of prior losses incurred by NMI under the equity method of accounting. At December 31, 2012, we have a known unrecognized loss of $959,000 which represents our share of NMI’s prior losses outstanding as of December 31, 2011. We have not yet recognized these losses in our financials because our carrying value is zero. Based on the NMI and DOR transaction described above, we believe it is appropriate to allocate unrecognized losses to any incremental NMI investment that may be recognized on our balance sheet in excess of zero. We do not have any guaranteed obligations to NMI nor are we otherwise committed to provide further financial support.

We do not believe that adding the disclosure suggested in the Comment Letter would materially change the disclosure already in the Form 10-K. Accordingly, we would respectfully request that Odyssey not be required to amend the Form 10-K or Form 10-Q to add the additional disclosure. Nonetheless, Odyssey will revise the disclosure in future filings to clearly explain why we are not continuing to recognize any losses relative to our investment, indicate whether our investment has been reduced to zero, and indicate whether we have any obligation to continue to support or finance the entity’s operations.

10.	We note your disclosure indicating that during 2012, you performed deep-sea mining exploratory services for Chatham Rock Phosphate, Ltd. (“CRP”) valued at $1,680,000. As payment for these services, CRP issued 9,320,348 of ordinary shares to you which currently represent a 7.3% equity stake in CRP. We further note your disclosure indicating that with CRP being on the New Zealand Stock Exchange and guidance per ASC 320: Debt and Equity Securities regarding readily determinable fair value, you believe it is appropriate to have not recognized this amount as an asset nor as revenue. Since it appears that there is a readily determinable fair market value of the CRP shares received in this transaction since it trades on the New Zealand Stock Exchange, please explain in detail to us and in the notes to your financial statements why you did not recognize the revenue associated with this transaction and the related shares received as an investment in your financial statements. We may have further comment upon review of your response. Your discussion of this matter included on page 18 of MD&A should be similarly revised.

There is a very thinly traded market on the New Zealand stock exchange for CRP shares with monthly volume since January 2006 averaging 13,400 shares per month. Even based on the trailing twelve months (April 2011 to March 2012) and up to when the transaction occurred, the average monthly volume was only 34,800 shares. We do not believe there is a readily defined

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fair value for CRP shares traded on the New Zealand stock exchange which is why we elected not to record it as an asset nor as revenue. We request that we update future disclosures for this item rather than amending the 10-K. Even though we were paid with shares, we are not reasonably assured of the realizability of these shares in the open market. CRP notes in their June 2013 prospectus: “The Company’s Shares have traditionally had a low level of liquidity.” CRP also notes in this prospectus that they would like to seek a secondary listing on the Toronto exchange in order to increase liquidity of the stock that is quite low on the New Zealand stock exchange. CRP has incurred losses since its inception and has yet to commence any mining operations.

We do not believe adding the disclosure suggested in the Comment Letter would materially change the disclosure already in the Form 10-K. Accordingly, we would respectfully request that Odyssey not be required to amend the Form 10-K or Form 10-Q to add the additional disclosure.

Note P – Revenue Participation Rights, page 53

11.	We note from the disclosure included in Note P that under the terms of the arrangement with Galt Resources LLC, Galt invested $7,512,500 representing rights to future revenues associated with two projects. We also note that under the terms of the arrangement Galt will receive an amount equal to 50% of your net proceeds of the SS Gairsoppa project until they receive two times their initial investment of $7,512,500. We further note that during 2012, you recovered 48 tons of silver from the SS Gairsoppa and commenced the refining process which allows you to sell silver into London’s bullion market on behalf of the United Kingdom Government and that the proceeds from the sale were allocated accordingly between you, Galt and the United Kingdom Government based on contractual terms. We also note that based on your SS Gairsoppa expense recoupment, revenue and cash proceeds totaling just over $41 million in 2012, you amortized Galt’s revenue participation right of $3,756,250 associated with the SS Gairsoppa into revenue in 2012.

See 12 below.

12.	With regards to this arrangement, please tell us explain in further detail in the notes to your financial statements the nature and amounts of the expense recoupment, revenue and cash proceeds totaling approximately $41 million that were received by the Company during 2012 in connection with this arrangement. Also, please tell us and explain in the notes to your financial statements how the amounts received are allocated between you, Galt and the United Kingdom government under the terms of the agreement. Furthermore, please explain how you calculated the amortization of the revenue participation right of $3,756,250 that was recognized in the Company’s financial statements during 2012. Also, please indicate whether any future amounts will be payable to Galt under the terms of this arrangement.

Under the term of our arrangement, Galt was entitled to receive an amount equal to 50% of our net proceeds on the SS Gairsoppa project until Galt received an amount equal to four times Galt’s initial investment of $3,756,250 (the original investment of $7,512,500 was split between two projects, one of which is the Gairsoppa).

Proceeds of approximately $41 million were received from the sale of silver from the SS Gairsoppa into the London Bullion Market, and the proceeds were allocated accordingly among

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us, Galt, and the UKG based upon the terms of the respective contracts. Under the terms of the arrangement between us and the UKG, we were entitled to recoup our search and recovery costs from the first proceeds. The remaining proceeds were to be split between the UKG and us, with the UKG receiving 20% and Odyssey receiving 80%. Based on our terms with the UKG and Galt, the proceeds were allocated as follows: the first $17.8 million was allocated to us as expense recoupment; then the remaining amount was split between the UKG ($4.7 million) and us ($18.8 million, $15.0 million of which was paid to Galt). Based on the timing of the proceeds earmarked for Galt, the relative corresponding amount of Galt’s revenue participation right of $3,756,250 was amortized into revenue based upon the percent of Galt-related proceeds from the sale of silver as a percentage of total proceeds that Galt could earn under the revenue participation agreement ($15 million). No future remaining payments remain to Galt for this project.

We do not believe that adding the disclosure suggested in the Comment Letter would materially change the disclosure already in the Form 10-K because the specific amounts can be readily calculated from disclosure already in the Form 10-K. Accordingly, we would respectfully request that Odyssey not be required to amend the Form 10-K or Form 10-Q to add the additional disclosure. Nonetheless, Odyssey will revise the disclosure in future filings to explain how the amounts received were allocated and how we calculated the amortization of the revenue participation right and to indicate whether any future amounts will be payable to Galt under the terms of this arrangement.

Note R – Stockholders’ Deficit, page 56

13.	We note the disclosure on page 56 indicating that during the three month period ended September 30, 2012, the Company issued 741,971 shares of common stock valued at $2,347,826 representing principal and interest on the Initial Note and Additional Note described in Note I. Please tell us and revise Note R to explain how you valued the shares issued as payment of principal and interest on these notes.

As a threshold matter, please note that our disclosure on page 56, Note R – Stockholders’ Deficit refers only to a principal payment.

The conversion rate applicable to principal payment in shares of Odyssey’s common stock is the lower of (a) the conversion price or (b) a price equal to 85.0% of the volume-weighted average price of Odyssey’s shares of common stock for a ten-day period immediately prior to the applicable amortization date. For the three monthly periods ended September 30, 2012, conversion share values of $3.16, $3.20 and $3.14 were used. All three of these values represented 85% of the volume-weighted average price of Odyssey’s shares of common stock for a ten-day period immediately prior to the applicable amortization date since these values were lower than the conversion price.

Because the manner in which the conversion rate was determined is already disclosed in Note L in the Form 10-K, we do not believe it is necessary to add to or revise the disclosure in the Form 10-K in response to this comment.

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Note V – Quarterly Financial Data, page 62

14.	Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

ASC 225-20 defines infrequent and unusual items as follows:

Extraordinary Items

Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Thus, both of the following criteria should be met to classify an event or transaction as an extraordinary item:

a. Unusual nature. The underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity, taking into account the environment in which the entity operates (see paragraph 225-20-60-3).

b. Infrequency of occurrence. The underlying event or transaction should be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the entity operates (see paragraph 225-20-60-3).

Based on our review of Item 302(a)(3) of Regulation S-K and ASC 225-20, we did not have any infrequent or unusual items during the periods disclosed in Note V. The items causing the variances in our operating results in Note V related to the normal course of our business and we believe are likely to occur in the foreseeable future. In previous Forms 10-Q and 10-K filings, these variances have been disclosed and discussed. Based on this information, we believe it is not necessary to add disclosure in the Form 10-K in response to this comment.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2013

Note I – Stockholders’ Deficit, page 17

15.	Please tell us and revise Note I to explain how you valued the shares issued during 2013 and 2012 in payment of principal and interest on the Initial Note and Additional Note describe in Note H to your interim financial statements.

2012: Please note our response to Comment #13. During this period, conversion rates between a low of $2.46 and a high of $3.20 were used. All shares issued in 2012 were at 85% of the volume-weighted average price of Odyssey’s shares of common stock for a ten-day period immediately prior to the applicable amortization date since these values were lower than the conversion price.

2013: Please note our response to Comment #13. During this period, conversion rates of $2.44 and $2.87 were used. All shares issued in 2013 were at 85% of the volume-weighted average price of Odyssey’s shares of common stock for a ten-day period immediately prior to the applicable amortization date since these values were lower than the conversion price.

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Because the manner in which the conversion rate was determined is already disclosed in the Form 10-K (Note L), we do not believe it is necessary to add to or revise the disclosure in the Form 10-K in response to this comment.

*******

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 314-2565 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Philip S. Devine

Philip S. Devine
Chief Financial Officer